Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1      Name and Address of Company

The Cash Store Financial Services Inc.
17631 - 103 Street
Edmonton, Alberta
T5S 1N8

Item 2      Date of Material Change

January 26, 2011.

Item 3      News Release

A news release was issued on January 26, 2011 in Edmonton, Alberta and subsequently filed on SEDAR.

Item 4      Summary of Material Change

The Cash Store Financial Services Inc. (“Cash Store Financial”) (TSX:CSF; NYSE:CSFS) announced its first quarter results for the period ended December 31, 2010.

Item 5      Full Description of Material Change

Cash Store Financial announced its first quarter results for the period ended December 31, 2010.  The following financial results are expressed in Canadian dollars.

First Quarter Highlights 2011

•	Quarterly revenue of $49.3 million, up 16.5% from $42.3 million for the same period last year.

•	Record other revenue of $13.7 million, up 69.1% from $8.1 million in the same period last year.

•	Branch operating income of $13.8 million compared to $15.8 million for the same period last year.

•	Diluted earnings per share $0.19 per share compared to $0.32 per share in the same period last year.

•	Net income of $3.4 million compared to $5.5 million in the same period last year.
•	EBITDA of $7.5 million compared to $10.6 million for the same period last year.

•	Same branch revenues for the 446 locations opened since October 1, 2009 increased 2.0% to $95,400 from $93,500 for the same quarter last year.

•	Branch count was 570 up 26 net new branches from 544 at September 30, 2010. 28 new branches were added or acquired in the quarter including two branches in the UK.

•	Increase in working capital of $4.3 million when compared to the same period last year.

Summary Financial Information

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended
Consolidated results	December 31	December 31
2010	2009
No. of branches	Canada	566	469
United Kingdom	4	-
570	469
Revenue
Loan fees	$35,593	$34,160
Other income	13,726	8,126
49,319	42,286

Branch expenses
Salaries and benefits	14,382	11,694
Retention payments	7,189	5,000
Selling, general and administrative	5,826	4,114
Rent	4,405	3,307
Advertising and promotion	1,426	1,060
Provision for loan losses	663	16
Depreciation of property and equipment	1,660	1,334
35,551	26,525
Branch operating income	13,768	15,761

Regional expenses	3,653	2,836
Corporate expenses	4,536	3,749
Other depreciation and amortization	541	787
Income before income taxes and class action settlements	5,038	8,389
Class action settlements	-	100
EBITDA *	7,500	10,643
Net income and comprehensive income	$3,352	$5,467
Weighted average number of shares
outstanding - basic	17,098	16,758
Basic earnings per share
Income before class action settlement costs	$0.20	$0.33
Net income and comprehensive income	$0.20	$0.33
Diluted earnings per share
Income before class action settlement costs	$0.19	$0.32
Net income and comprehensive income	$0.19	$0.32
Consolidated Balance Sheet Information
Working capital	$14,416	$10,146
Total assets	112,434	93,776
Total long-term liabilities	9,743	3,676
Total liabilities	26,879	22,708
Shareholders' equity	$85,555	$71,068
*EBITDA – earnings from operations before interest, income taxes, stock-based compensation, depreciation of property and equipment and amortization of intangible assets.

Item 6      Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7      Omitted Information

Not Applicable.

Item 8      Executive Officer

Gordon J. Reykdal, Chairman and Chief Executive Officer.  Tel:  (780) 408-5118.

Item 9      Date of Report

January 28, 2011.

THE CASH STORE FINANCIAL SERVICES INC.

By:	“Gordon J. Reykdal”
Gordon J. Reykdal
Chairman and Chief Executive Officer